UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of May, 2004

                                   PEARSON plc
             (Exact name of registrant as specified in its charter)

                                       N/A

                 (Translation of registrant's name into English)

                                    80 Strand
                            London, England WC2R 0RL
                                 44-20-7010-2000
                     (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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                  This Report includes the following documents:

1. A press release from Pearson plc announcing Director Shareholding



6 May 2004

RNS
The London Stock Exchange
Old Broad Street
London
EC2N 1HP


Dear Sirs

Pearson today announces the following change in directors' interests in Pearson ordinary shares of 25p each ("shares").

On 5 May 2004, the company made a grant of 30,000 restricted shares to Dennis Stevenson under the terms of the Long-Term Incentive Plan, as set out in the report on directors' remuneration in the 2003 Pearson Annual Report. This award will vest subject to the Pearson share price reaching GBP 9.00 for a period of 20 consecutive business days prior to 5 May 2007. If this condition is not met, the award will lapse.

At the close of business on 5 May 2004, the Pearson share price was 673.5p.


Yours faithfully

Stephen Jones
Deputy Secretary

SAJ/DC




                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   PEARSON plc

Date: 6 May, 2004

                                              By:   /s/ STEPHEN JONES
                                                   -----------------------
                                                   Stephen Jones
                                                   Deputy Secretary